MUFG Securities EMEA Plc – SBS
Amendments to Form SBSE A/A – September 2024

1. Updated Principal List to mirror NFA Principals – Section A
2. Amended the "Date Title or Status Acquired" of the Principal List to state the date the individuals acquired their board/management titles. [In previous forms submitted, the date stated was the date the individuals were approved as Principals by the NFA.]
3. Updated language in response to Question 3.C:
MUSE intends to rely on substituted compliance only in connection with those security-based swap activities for which it satisfies the conditions to substituted compliance listed in the Order Granting Conditional Substituted Compliance in Connection with Certain Requirements Applicable to Non-U.S. Security-Based Swap Dealers and Major Security-Based Swap Participants Subject to Regulation in the United Kingdom (as amended) through policies, procedures or controls reasonably designed to satisfy such conditions. MUSE is currently reviewing its policies, procedures and controls to ensure they are reasonably designed to satisfy such conditions and will update such policies, procedures and controls as necessary.

4. Updated information as requested by Regulator in Schedule B:
Item 13 – confirmation Auditor Firm to Swap Dealer remains the same as per initial application
Item 14 – Mitsubishi UFJ Securities Holding Co., Ltd. (MUSHD) is the sole shareholder
Item 15 – financing:

a. Updated Schedule B Part II information for MUSHD provided financing:
Unsecured financing programmes:
i. MUSHD inter-company loans – MUS(EMEA) is able to draw term liquidity for up to five years under an unsecured, uncommitted loan facility. As at Dec. 2023 GBP 2,787mn was drawn. This loans are drawn in JPY.
ii. MUFG Bank, London Branch inter-company loans – MUS(EMEA) is able to draw term liquidity for up five years under an unsecured, uncommitted loan facility. As at Dec. 2023 GBP 2,364mn was drawn. The loans are drawn in JPY.
iii. MUSHD Senior Loans – these downstream Group external TLAC but are structured as senior loans. As at Dec. 2023 this totalled GBP 747mn. The loans are in USD.
iv. Additional Tier 1 (AT1) Capital. MUS(EMEA) has issued a total of GBP 464mn of subordinated perpetual contingent conversion Additional Tier 1 capital securities to MUSHD. AT1 converts into Tier 1 equity in the event the firm's CET1 capital ratio falls below 7.0%.
v. Subordinated Debt – this is provided in the form of JPY denominated loans from MUSHD. As at Dec. 2023, total outstanding was GBP 243mn.

b. Additional Schedule B Part II information for financing provided by MUFG Bank.
MUFG Bank Limited
London
Ropemaker Place
25 Ropemaker Street
London EC2Y 9AJ
UK
Effective date: 1 April 2020